THIS IS A CONFIRMING COPY OF
                                      A DOCUMENT FILED ON DECEMBER 11, 1995

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM 10-C

              Report by Issuer of Securities Quoted on NASDAQ
                       Interdealer Quotation System
               Filed Pursuant to Section 13 or 15(d) of The
                    Securities Exchange Act of 1934 and
                     Rule 13a-17 or 15d-17 thereunder

                           HEARTLAND EXPRESS, INC.
              (Exact name of issuer as specified in charter)

           2777 Heartland Drive, Coralville, IS  52241
                 (Address of principal executive offices)

Issuer's telephone number, including area code  (319) 645-2728


                 I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

    1.   Title of security: Common Stock, par value $.10 per share ("Common
         Stock").

    2.   Number of shares outstanding before the change: 12,990,457.

    3.   Number of shares outstanding after the change: 20,000,000.

    4.   Effective date of change: December 1, 1995.

    5.   Method of change: Stock Dividend.


         Give brief description of transaction:

         53.9591717 percent stock dividend to shareholder of record on November 20, 1995, with cash payment in lieu of fractional shares.
                       II.  CHANGE IN NAME OF ISSUER


    1.   Name prior to change: NA

    2.   Name after change: NA

    3.   Effective date of charter amendment changing name: NA

    4.   Date of shareholder approval of change, if required: NA



    Dated:  December 10, 1995                   //John P. Cosaert//
                                  Name: John P. Cosaert,
                                  Title:    Vice President and Chief
                                         Financial Officer